UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

QLT Inc.
(Name of Issuer)

Common Stock without par value
(Title of Class of Securities)

746927102
(CUSIP Number)

Broadfin Capital, LLC 300 Park Avenue, 25th Floor New York, New York 10022 Telephone- (212) 808-2460
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	746927102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Broadfin Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,445,527

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

4,445,527

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,445,527

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.41%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	746927102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Broadfin Healthcare Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,445,527

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

4,445,527

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,445,527

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.41%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	746927102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kevin Kotler

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,445,527

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

4,445,527

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,445,527

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.41%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	746927102

Item 1.	Security and Issuer.

This statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock (the "Common Stock") of QLT Inc., a British Columbia corporation with its principal executive offices located at 887 Great Northern Way, Suite 250 Vancouver A1 V5T 4T5 (the "Issuer").

Item 2.	Identity and Background.

(a)-(c), (f)
This Schedule 13D is being filed jointly by (i) Broadfin Capital, LLC, a Delaware limited liability company, (ii) Broadfin Healthcare Master Fund, Ltd., an exempted company incorporated and existing under the laws of the Cayman Islands, and (iii) Kevin Kotler, a United States citizen (collectively, the "Reporting Persons").

The principal business address of the Reporting Persons is 300 Park Avenue, 25th Floor, New York, New York 10022.

Kevin Kotler is the managing member of Broadfin Capital, LLC, an investment management firm that serves as the investment manager to Broadfin Healthcare Master Fund, Ltd.  The principal business of Broadfin Healthcare Master Fund, Ltd. is purchasing, holding and selling securities for investment purposes.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from the working capital of Broadfin Healthcare Master Fund, Ltd.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

On June 14, 2016, the Issuer, Aegerion Pharmaceuticals, Inc., a Delaware corporation ("AEGR") and Isotope Acquisition Corp., a Delaware corporation and a wholly-owned indirect subsidiary of the Issuer ("MergerCo"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), which provides, among other things, that MergerCo will be merged with and into AEGR (the "Merger"), with AEGR surviving the Merger as a wholly-owned indirect subsidiary of the Issuer.  It is anticipated that the name of the Issuer will be changed to "Novelion Therapeutics Inc" ("Novelion").  Under the terms of the Merger Agreement, upon the consummation of the Merger, the board of directors of Novelion will include one person designated by the Reporting Persons.

Along with the execution of the Merger Agreement, certain of the Reporting Persons and the Issuer entered into a Voting Agreement (the "Voting Agreement"), pursuant to which, among other things, such Reporting Persons agreed not to dispose of their Shares while the Merger is pending and to vote their Shares in favor of the Merger at the applicable meeting of the Issuer's shareholders.  The Voting Agreement and the obligations of the Reporting Persons thereunder will terminate upon the earlier to occur of (a) the termination of the Merger Agreement pursuant to its terms, (b) the date of any material amendments, modifications, changes or waivers to any provision of the Merger Agreement, (c) the date on which either the Issuer's board of directors or AEGR's board of directors changes its recommendation of the Merger to its shareholders in accordance with the terms of the Merger Agreement, and (d) the date on which the Merger is consummated.

Additionally, subject to the satisfaction or waiver of the conditions to closing the Merger, the Reporting Persons have agreed to participate in a private placement of the Issuer's Shares immediately prior to the Merger closing.

Pursuant to the Form S-4 filed by the Issuer on September 9, 2016, upon the consummation of the Merger, Kevin Kotler will become a director of Novelion.

Item 5.	Interest in Securities of the Issuer.

(a)-(c)
As of the date hereof, Broadfin Capital, LLC, Broadfin Healthcare Master Fund, Ltd. and Kevin Kotler may be deemed to be the beneficial owner of 4,445,527 shares of Common Stock or 8.41% of the shares of the Common Stock of the Issuer, based upon the 52,829,398 shares of Common Stock outstanding as of August 5, 2016, according to the Form 10-Q filed on August 9, 2016.

Each of Broadfin Capital, LLC, Broadfin Healthcare Master Fund, Ltd. and Kevin Kotler has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 4,445,527 shares of Common Stock.

Each of Broadfin Capital, LLC, Broadfin Healthcare Master Fund and Kevin Kotler has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 4,445,527 shares of Common Stock.

There have been no transactions in the securities of the Issuer during the last sixty days.

The Reporting Persons specifically disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Please see Item 4.

Item 7.	Material to be Filed as Exhibits.

An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

A copy of the Voting Agreement, filed by the Issuer on June 17, 2016 as Exhibit 10.5 of the Form 425, and incorporated herein by reference.

For a complete description of the Merger Agreement see the Form 8-K filed by the Issuer on June 15, 2016 (which includes a copy of the Merger Agreement filed as exhibit 2.1 thereto).

A copy of the Consent of Kevin Kotler to serve as director, filed by the Issuer on September 12, 2016 as Exhibit 99.10 of the Form S-4, and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 12, 2016
(Date)

BROADFIN CAPITAL, LLC By: /s/ Kevin Kotler Kevin Kotler, Managing Member KEVIN KOTLER /s/ Kevin Kotler BROADFIN HEALTHCARE MASTER FUND, LTD. By: /s/ Kevin Kotler Kevin Kotler, Director

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D Amendment, dated September 12, 2016, relating to the Common Stock QLT Inc. shall be filed on behalf of the undersigned.

September 12, 2016
-----------------------
(Date)

BROADFIN CAPITAL, LLC
By:  /s/ Kevin Kotler
       Kevin Kotler, Managing Member

KEVIN KOTLER
 /s/ Kevin Kotler

BROADFIND HEALTHCARE MASTER FUND, LTD.
By:  /s/ Kevin Kotler
       Kevin Kotler, Director